Via EDGAR
March 26, 2010

Ms. Lindsay Bryan Staff Accountant Securities & Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549
Re:	DCB Financial Corp Item 4.02 Form 8-K Filed March 10, 2010 File No. 0-22387
Ms. Bryan:
We have received and reviewed your letter dated March 12, 2010 related to the above referenced filings of DCB Financial Corp (the “Corporation”). In accordance with your request, we have responded to each of the three sets of comments included in your letter. For purpose of our responses, we have numbered the sets “1” and “2”, and our responses to each set are below under the heading “Responses to Comments”. For clarification of our responses, we have provided some additional information under the heading “Additional Information.” Pursuant to our phone conversation on March 16, 2010, this letter is being filed with the Commission as correspondence through EDGAR
Responses to Comments
Set 1:
SEC Comment: We note your disclosure that the non-reliance on previously issued consolidated financial statements as of and for the interim periods ended June 30, 2009 and September 30, 2009 was the result of your decision to revise the assumptions used in your collateralized debt obligations impairment analysis at these interim dates. Please tell us the following:

SEC Comment: The amortized cost and fair value of the collateralized debt obligations classified as held-to maturity affected by the restatements
Response:
•	The amortized cost (in thousands) as originally reported at June 30, 2009 was $8,002. The restated amortized cost at June 30, 2009 is $7,222.

•	The fair value (in thousands) as originally reported at June 30, 2009 was $4,423. The restated fair value at June 30, 2009 is $2,812.

•	The amortized cost (in thousands) as originally reported at September 30, 2009 was $7,198. The restated amortized cost at September 30, 2009 is $5,475.

•	The fair value (in thousands) as originally reported at September 30, 2009 was $3,449. The restated fair value at September 30, 2009 is $1,730.
SEC Comment: The restated amount of other-than-temporary impairment recognized in other comprehensive income and in earnings during each interim period; and
Response:
•	The restated impairment (in thousands) recognized in earnings for the quarter ending June 30, 2009 is $780, while the restated impairment recognized in earnings for the quarter ending September 30, 2009 is $2,525.

•	The restated portion of impairment recognized in other comprehensive income for the quarter-ending June 30, 2009 is $4,410, while the restated impairment recognized for the quarter-ending September 30, 2009 is $3,776.
SEC Comment: The assumptions used for the interim periods ended June 30, 2009 and September 30, 2009 before and after the revisions in your future cash flow impairment analysis for the collateralized debt obligations.
Response:
•	The change in interim results is based on Management’s increased default estimates on the underlying collateral within the CDO pools.

•	Previously, Management’s Bank’s assumptions were 75 basis points annual defaults and a 15% recovery rate with a two-year time lag and a prepayment rate of 1% with 100% at maturity.

•	The restatements are based on issuer specific default estimation and then a blanket application of 2% annual defaults for two years and 75 basis points thereafter with 10% recoveries lagged two years.

Set 2:
SEC Comment: When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
Response:
In connection with the restatement as described above, the Corporation has reevaluated the effectiveness of its internal controls over financial reporting, and its disclosure controls and procedures accordingly. As described in response to No. 1 above, the restatement is being made to ensure consistency between the Bank’s Call Reports and the Corporation’s interim financial statements.
Management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting for the registrant and as part of this restatement re-evaluated the effectiveness of the Corporation’s internal controls over financial reporting. Part of Management’s re-evaluation was to examine its disclosure controls and procedures to determine their adequacy in relation to the Corporation’s business and the restatement. Based on that evaluation, Management concludes that its Disclosure Controls and Procedures were and are operating effectively. Arguably, to the extent the restatement was due to a deficiency in the Corporation’s internal controls, the deficiency was remediated when the Corporation changed its assumptions and re-conducted its analysis of the impairment loss.
Additional Information:
The following “Additional Information is intended to be released as disclosure on Form 8-K prior to the filing of the amended interim statements.
DCB Financial Corp (“The Corporation”) announced today the results of analysis related to restatement of interim operating results on Form 10-Q. As reported in its 8-K filing from March 10, 2010, DCB Financial Corp will be restating its interim results on Form 10-Q prior to issuing its annual operating results on Form 10-K later this month. The results for the second and third quarter 2009 are being amended to reflect a change in The Delaware County Bank and Trust’s (“the Bank”), its wholly-owned sub, determination of fair value and recognition of other-than-temporary-impairment per guidance of the Federal Deposit Insurance Corp (“FDIC”) and the Ohio Department of Financial Institutions (“ODFI”).

During the Bank’s 2009 Safety and Soundness regulatory exam, The Bank’s primary Federal and State regulators (FDIC and ODFI) questioned whether The Bank’s methodology used in the determination of fair value and impairment analysis of its CDO (collateralized-debt obligation) investment portfolio fully recognized possible future cash flow impairment. The regulators view was that defaults in payment on these investments are expected to accelerate above the levels in the previous model. Management agreed to change its assumptions and provide further analysis to the FDIC and the ODFI in support of the CDO impairment analysis.
The change in assumptions and further analysis to reflect the regulators’ view resulted in Bank’s revising the prior determination of fair value and increasing the amounts of other than temporary-impairment in the The Bank’s Report of Income and Condition (“Call Report”) for the second and third quarters of 2009. To ensure consistency with the revised Call Reports, the Corporation has decided to amend the interim financial statements filed on Form-Q for the same periods reflecting the Bank’s change in assumptions and further analysis.
The restatement of interim results on Form 10-Q is being completed to ensure consistency with the Bank’s Report of Income and Condition (“Call Report”) for the same periods. The Call Reports were being adjusted to reflect FDIC and ODFI guidance, which is to revise the determination of fair value and increase the amounts of other-than-temporary-impairment in the second and third quarters of 2009.
Subsequent to its March 10, 2010 8-K filing, the Corporation completed its analysis of its $8.0 million CDO portfolio and determined the amounts necessary to amend its Call Reports. Based on that analysis the Call Report for second quarter operating results will be adjusted for a pre-tax loss of $780 thousand to recognize additional other-than-temporary-impairment on the portfolio. The book value of the portfolio at June 30, 2010 is $7.2 million, while the fair value is $2.8 million. The amendments to the Forms 10-Q to reflect these changes resulted in a quarterly net loss of $721 thousand, and a per share loss of $0.19. This compares to a quarterly net loss of $209 thousand and a per share loss of $0.06 as previously reported. The amended year-to-date loss of $1.79 million and $0.48 per share compares to a $1.28 million and $0.34 per share loss as previously reported.
The third quarter Call Report results will be amended to reflect a pre-tax loss of $911 thousand to recognize additional other-than-temporary-impairment on the portfolio. The book value of the portfolio at September 30, 2010 is $5.5 million, while the fair value is $1.7 million. The amendments to the 10-Q to reflect these changes resulted in a quarterly and year-to-date loss of $1.45 million and $3.24 million respectively, while loss per share was $0.39 for the quarter and $0.87 year-to-date. The Corporation had previously reported an $849 thousand or $0.23 per share quarterly loss, and a $2.13 million or $0.57 per share year-to-date loss.

The change in interim results is based on Management’s the Bank’s increased default estimates on the underlying collateral within the CDO pools. Previously, Management’s Bank’s assumptions were 75 basis points annual defaults and a 15% recovery rate with a two-year time lag and a prepayment rate of 1% with 100% at maturity. The restatements are based on issuer specific default estimation and then a blanket application of 2% annual defaults for two years and 75 basis points thereafter with 10% recoveries lagged two years.
Disclosure Controls:
In connection with the restatement of Items 1 and 2 as described above, the Corporation has reevaluated the effectiveness of its internal controls over financial reporting, and its disclosure controls and procedures accordingly. Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the registrant.
Part of Management’s reevaluation was to examine its Disclosure Controls and Procedures to determine their adequacy in relation to the Corporation’s business. Based on that evaluation, Management concludes that its Disclosure Controls and Procedures were, and are, operating effectively.
In connection with responding to your comments, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the foregoing sufficiently addresses your comments. DCB Financial Corporation appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (740) 657-7501.

Sincerely, DCB FINANCIAL CORP
/s/ John Ustaszewski
John Ustaszewski
Chief Financial Officer